UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No.    ) *

Clovis Oncology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

189464 10 0

(CUSIP Number)

November 19, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 189464 10 0	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS LuxCapital V S.à r.l. (“LuxCapital”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,102,371 shares, except that Sofinnova Capital V FCPR, a French FCPR (“SC V”), the sole stockholder of LuxCapital V S.à r.l. (“LuxCapital”), may be deemed to have shared power to vote these shares, Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC V, may be deemed to have sole or shared power to vote these shares, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Rafaèle Tordjman (“Tordjman”) and Monique Saulnier (“Saulnier”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

2,102,371 shares, except that SC V, the sole stockholder of LuxCapital, may be deemed to have shared power to dispose of these shares, SP SAS, the management company of SC V, may be deemed to have sole or shared power to dispose of these shares, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,371 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 189464 10 0	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Sofinnova Capital V FCPR (“SC V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

2,102,371 shares that are owned by LuxCapital. SC V, the sole stockholder of LuxCapital, may be deemed to have shared power to vote these shares, SP SAS, the management company of SC V, may be deemed to have sole or shared power to vote these shares, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

2,102,371 shares that are owned by LuxCapital. SC V, the sole stockholder of LuxCapital, may be deemed to have shared power to dispose of these shares, SP SAS, the management company of SC V, may be deemed to have sole or shared power to dispose of these shares, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,371 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 189464 10 0	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Sofinnova Partners SAS (“SP SAS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,102,371 shares, except that SC V, the sole stockholder of LuxCapital, may be deemed to have shared power to vote these shares, SP SAS, the management company of SC V, may be deemed to have sole or shared power to vote these shares, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

2,102,371 shares, except that SC V, the sole stockholder of LuxCapital, may be deemed to have shared power to dispose of these shares, SP SAS, the management company of SC V, may be deemed to have sole or shared power to dispose of these shares, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,371 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 189464 10 0	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Denis Lucquin (“Lucquin”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
6

SHARED VOTING POWER

2,102,371 shares that are owned by LuxCapital. Lucquin may be deemed to have shared power to vote these shares in his capacity as a managing partner of SP SAS, the management company of SC V, the sole stockholder of LuxCapital.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

2,102,371 shares that are owned by LuxCapital. Lucquin may be deemed to have shared power to dispose of these shares in his capacity as a managing partner of SP SAS, the management company of SC V, the sole stockholder of LuxCapital.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,371 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 189464 10 0	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Antoine Papiernik (“Papiernik”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
6

SHARED VOTING POWER

2,102,371 shares that are owned by LuxCapital. Papiernik may be deemed to have shared power to vote these shares in his capacity as a managing partner of SP SAS, the management company of SC V, the sole stockholder of LuxCapital.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

2,102,371 shares that are owned by LuxCapital. Papiernik may be deemed to have shared power to dispose of these shares in his capacity as a managing partner of SP SAS, the management company of SC V, the sole stockholder of LuxCapital.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,371 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 189464 10 0	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Rafaèle Tordjman (“Tordjman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
6

SHARED VOTING POWER

2,102,371 shares that are owned by LuxCapital. Tordjman may be deemed to have shared power to vote these shares in his capacity as a managing partner of SP SAS, the management company of SC V, the sole stockholder of LuxCapital.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

2,102,371 shares that are owned by LuxCapital. Tordjman may be deemed to have shared power to dispose of these shares in his capacity as a managing partner of SP SAS, the management company of SC V, the sole stockholder of LuxCapital.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,371 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 189464 10 0	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS Monique Saulnier (“Saulnier”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
6

SHARED VOTING POWER

2,102,371 shares that are owned by LuxCapital. Saulnier may be deemed to have shared power to vote these shares in her capacity as a managing partner of SP SAS, the management company of SC V, the sole stockholder of LuxCapital.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

2,102,371 shares that are owned by LuxCapital. Saulnier may be deemed to have shared power to dispose of these shares in her capacity as a managing partner of SP SAS, the management company of SC V, the sole stockholder of LuxCapital.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,371 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 189464 10 0	Page 9 of 12 Pages

Item 1 (a).   Name of Issuer: Clovis Oncology, Inc.

Item 1 (b).   Address of Issuer’s Principal Executive Offices: 2525 28th Street, Suite 100, Boulder, Colorado 80301

Item 2 (a).   Name of Person Filing: The persons and entities filing this Schedule 13G are LuxCapital V S.à r.l. (“LuxCapital”), Sofinnova Capital V FCPR (“SC V”), Sofinnova Partners SAS (“SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Rafaèle Tordjman (“Tordjman”) and Monique Saulnier (“Saulnier”), the managing partners of SP SAS (together with LuxCapital, SC V and SP SAS, the “Filing Persons”).

Item 2 (b).   Address of Principal Business Office or, if none, Residence: The address of the principal place of business for each of the Filing Persons is Sofinnova Partners SAS, Immeuble le Centorial, 16-18 rue du Quatre-Septembre, 75002 Paris, France.

Item 2 (c).   Citizenship: LuxCapital is a private limited liability company incorporated under the laws of the Grand Duchy of Luxembourg. SC V is a French FCPR. SP SAS is a French Corporation. Lucquin, Papiernik, Tordjman and Saulnier are French citizens.

Item 2 (d).   Title of Class of Securities: Common Stock, $.001 par value

Item 2 (e).   CUSIP Number: 189464 10 0

Item 3.         If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable.

CUSIP NO. 189464 10 0	Page 10 of 12 Pages

Item 4.     Ownership

(a)	Amount beneficially owned: See Row 9 of the cover page for each of the Filing Persons. SC V is the sole stockholder of LuxCapital but does not manage LuxCapital, which is managed by its directors. Each Filing Person disclaims beneficial ownership with respect to these shares except to the extent of such Filing Person’s pecuniary interest therein. The number of shares of Common Stock included in this statement does not include 81,203 escrowed shares held of record by SC V in its capacity as the stockholder representative of former shareholders of EOS (Ethical Oncology Science) S.p.A. but with respect to which SC V does not have the power to vote or dispose.

(b)	Percent of class: See Row 10 of the cover page for each of the Filing Persons.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Filing Persons.
(ii)	Shared power to vote or to direct the vote. See Row 6 of the cover page for each of the Filing Persons.
(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page for each of the Filing Persons.
(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page for each of the Filing Persons.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding

               Company or Control Person

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Not applicable.

Item 9.   Notice of Dissolution of Group

Not applicable.

CUSIP NO. 189464 10 0	Page 11 of 12 Pages

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2013

LUXCAPITAL V S.À R.L.

By: /s/ Monique Saulnier	/s/ Denis Lucquin
Name: Monique Saulnier	Denis Lucquin
Title: Authorized Agent

/s/ Antoine Papiernik
SOFINNOVA CAPITAL V FCPR	Antoine Papiernik

By: SOFINNOVA PARTNERS SAS
Its: Management Company	/s/ Rafaèle Tordjman
Rafaèle Tordjman

By: /s/ Monique Saulnier
Name: Monique Saulnier	/s/ Monique Saulnier
Title: Managing Director and CFO	Monique Saulnier

SOFINNOVA PARTNERS SAS

By: /s/ Monique Saulnier
Name: Monique Saulnier
Title: Managing Director and CFO

CUSIP NO. 189464 10 0	Page 12 of 12 Pages

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Clovis Oncology, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to this agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 22nd day of November, 2013.

LUXCAPITAL V S.À R.L.

By: /s/ Monique Saulnier	/s/ Denis Lucquin
Name: Monique Saulnier	Denis Lucquin
Title: Authorized Agent

/s/ Antoine Papiernik
SOFINNOVA CAPITAL V FCPR	Antoine Papiernik

By: SOFINNOVA PARTNERS SAS
Its: Management Company	/s/ Rafaèle Tordjman
Rafaèle Tordjman

By: /s/ Monique Saulnier
Name: Monique Saulnier	/s/ Monique Saulnier
Title: Managing Director and CFO	Monique Saulnier

SOFINNOVA PARTNERS SAS

By: /s/ Monique Saulnier
Name: Monique Saulnier
Title: Managing Director and CFO